Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is an excerpt from remarks by Time Warner Cable Inc. Chairman and CEO Robert Marcus at Time Warner Cable’s 2015 Annual Meeting of Stockholders on July 1, 2015:

Thanks, Tom. Good morning, everyone. I want to welcome everybody to the 2015 Time Warner Cable annual meeting of stockholders. I appreciate everybody coming out this morning, especially in light of the fact that it's a holiday week. We're also joined by many members of our Board of Directors and our senior management team. I'm not the call each out by name, but I do want to thank them all for being here.

Before we get to the formal part of the meeting, I do want to make some brief remarks about the state of our business and about our recently announced deal with Charter Communications. First, I am very pleased to report that Time Warner Cable is a much stronger company today, than it was at the beginning of 2014. Our operating momentum is the best it has been in years and I really can't say enough about the dedication and resilience our employees have exhibited in some very fluid and challenging times.

As you know, we began 2014 with an agreement to merge with Comcast Corporation. And even as we all engaged in integration planning and sought approvals from the various regulatory bodies, throughout the whole process, we remained fully committed to the operating plan that we had developed for a stand-alone Time Warner Cable.

We were laser focused on revitalizing our residential services business and we took significant steps to improve reliability and enhance customer service. We worked to differentiate our products in ways that actually matter to our customers. You can tell I'm getting older because last year I didn't need these glasses. We began to reinvent the Time Warner Cable experience by launching what we refer to as TWC Maxx, which brings with it, all-digital video, higher speeds of high-speed data and an even more elevated degree of reliability and customer service.

We also grew our residential subscriber base through better customer acquisition and retention. We continued to grow our business services operation, while at the same time driving automation and standardization to enhance the profitability of that business. This is now a more than $3 billion a year business for us, and we're well on our way to achieving our goal of generating at least $5 billion in B2B annual revenue by 2018.

Last year we also capitalized on the mid-term elections to deliver record revenue in our advertising business. We ended 2014 ahead of plan at almost every operational category and we increased key year-over-year financial metrics. Revenue was up 3.1% to $22.8 billion and adjusted diluted earnings per share grew 14.4% to $7.56. Our momentum has continued this year, and while we don't publicly release our 2015 second quarter results for several weeks, we did announce our Q1 results on April 30, and they were I would say the clearest indication yet of the renewed strength of our operating capabilities.

Simply put the first quarter of 2015 was Time Warner Cable's best subscriber quarter ever. We added the most customer relationships ever, the most triple-plays ever and the most voice customers ever. And very significantly, for the first time since 2009, early in 2009, we added video subscribers, added video subscribers, that’s a significant event in our industry. So Time Warner Cable on a stand-alone basis is strong, and getting stronger.

As you know, just over a month ago, we agreed to combine Time Warner Cable with Charter Communications and Bright House Networks. This is a great transaction for all of our key constituents. It's great for our customers, for our employees, and notably, for you our shareholders. The deal terms recognize the unique value of Time Warner Cable, and the new company, which will be more than 40% owned by Time Warner Cable shareholders will be exceptionally well positioned to innovate and grow in this increasingly competitive environment.

All three companies share a common philosophy of strong operations, excellent products, robust network investment and putting the customers first. We believe this transaction is pro-consumer and very much in the public interest, and we hope to receive all necessary regulatory approvals by year-end.

Over the years, I have frequently expressed my commitment to maximizing shareholder value. In that regard, this morning, I'd like to share with you a single slide. When we separated from Time Warner Inc. in March of 2009, Time Warner Cable stock traded at $25 per share. Yesterday, our stock closed at a $178.17. In other words, we're up over 600% in a little over six years. Adding the dividends we’ve paid over that same time period and our total shareholder return tops 700%. I hope you'll agree that we've lived up to our commitment.

In closing, let me say that while we are incredibly proud of our accomplishments over the last year and a half, we have no intention of resting on our laurels. We remain committed to executing on our operating plan, maximizing shareholder value and delivering great customer experiences. On behalf of all of us at TWC, I want to thank you for your ongoing support and confidence in our business.

Unidentified Participant

Well, I'm sure that there will be a meeting later on to vote on the merger, but can you go over a little bit more of the details of the structure of it. Thank you for the price and very significant amount of cash that will be paid, but can you go over the source of the cash and the funding and how levered the remaining company will be, so we’ll be 44% shareholders and being that's my one question -- just as we we’ll be 44% shareholders, how much of the board that we have probably just elected will still remain on the Board of the new company.

Robert D. Marcus, Chairman of the Board and Chief Executive Officer

Okay. As I mentioned in my prepared remarks, we feel very positive about the transaction. We think it's a great transaction, not only for customers, but also for our employees and for shareholders. From a shareholder perspective, the deal was valued at roughly $200 per share depending on how you value the stock component of the deal.

Shareholders will have two options. They will either be able to elect to receive $100 in cash plus 0.5409 shares of the new company stock, or alternatively $115 in cash and 0.4562, I believe shares of the new company stock. Again, depending on how the stock moves during the signing to closing period. We think that gave a nice collar-like benefit to our shareholders.

The cash portion of the transaction will be funded through a combination of equity infused into Charter by Liberty Broadband and new debt borrowed at the Charter level. I believe they are projected to be at about 4.5 times leverage upon the closing of the transaction with an ability to delever from there.

In terms of the board composition, Charter has announced that they will have a 13 member Board comprised of Chairman and CEO, Tom Rutledge. I believe three members enominated by Liberty Broadband, two members nominated by Advance/Newhouse, the owner of Bright House Networks and then the remainder being independent directors. At this point they have not yet named the independent directors, and therefore, it's not clear to me whether any of the Directors that you've just elected at Time Warner Cable will be on that Board.

Unidentified Participant

Hi. First, just thank you very much for your focus on the core business during what's been a very lengthy transaction process. But I guess given the outcome with Comcast, how you've been able to get comfortable that the Charter transaction will be approved. And then if you could just comment on any content around the conversations that were had with the calls from Chairman Wheeler that went to the CEOs of the cable industry. Thank you.

Robert D. Marcus, Chairman of the Board and Chief Executive Officer

It's a great question and it's obviously something we deliberated on very carefully as we thought about entering into yet another transaction that would require the approval of the FCC and the DOJ. I think it's fair to say that while there are no guarantees the transaction at hand is fundamentally different from the transaction that we were unable to get through last time around.  The resulting company will be significantly smaller and the complexity of the company will be significantly less in that there will be no vertical integration, meaning we are a pure distribution company, no meaningful interest in content, which did create some complexity in the last transaction.

We've also learned a bit about what we think is on the regulators minds, and as you can tell by the public interest statement that was filed last week, we've already anticipatorily -- probably attempted to address many of the concerns that we heard in the last deal. So, I feel very good about the prospects for this deal getting approved.

Your second question was about specific conversations between various CEOs in the cable industry and Chairman of the FCC, Tom Wheeler, and there is really not much to say about those conversations beyond what was reported in the press. I did receive a phone call from Chairman Wheeler and he did not give me anything close to assurance that our transaction or any transaction would be approved, but he did assure me that we would get a full and fair hearing on any transaction that we subsequently entered into, and remember that was at a time prior to the announcement of the Charter deal. So there was nothing in that conversation that gives me reason for particular concern.

Unidentified Participant

So I’m a retirement portfolio manager, shareholder just a recap of the merger conditions, has the book been printed for the proxy for the special meeting yet, what is the timeline that you can give us as to when the special meeting will occur? And also as far as the closing date do you expect it to be 2015, or is that overly optimistic because they will go through the review process pretty thoroughly, even though probably you'll pass it could be close and it may take a while to get it into full gear. Now, also as far as the tax consequences, I had a merger where they were giving cash and stock and they went and they took the stock portion, and they added it to the cash portion and they tax the 100% fully taxable. Is that going to be applicable here or because we're not getting 50% cash, and stock we're getting like 40% stock and the balance in cash. So it could be fully taxable or is the stock portion going to be non-taxable.

Robert D. Marcus, Chairman of the Board and Chief Executive Officer

Okay. A lot of questions in there. And I have a feeling given the fact that we're still in the early days, that most of my answers aren't going to be terribly satisfying. In terms of the timing of the special meeting and the shareholder vote on the transaction, we've just last week filed our first draft of the S-4 registration statement. The SEC needs to review that, declare it effective, and then we'll print it and mail it and we'll have the special meeting of the shareholders. At this point too early to tell exactly when that will be held.

In terms of overall closing date and timetable for regulatory review, I did a lousy job predicting timing last time around, and in fact a lousy job predicting ultimate outcome last time around. So I'm hesitant to give you any guarantees about timing. We've said we're striving to get the deal done by the end of this year. I think that's still doable, and we'll have to see, it's not within our control. So we're doing the best we can to do what we need to do to put the regulators in a position to approve the deal by that date.

In terms of the tax treatment of the deal, I would suggest that you wait to read the tax disclosure in the proxy prospectus. But as a general matter, the deal was designed to be tax free to the extent of the stock portion of the deal.

But I really would suggest that you read the detailed disclosure in the public filings. Any other questions?

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. ("Time Warner Cable") and Charter Communications, Inc. ("Charter") on June 26, 2015, Charter's subsidiary, CCH I, LLC ("New Charter"), filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter's and/or Time Warner Cable's stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter, New

Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter's website at charter.com, in the "Investor and News Center" near the bottom of the page, or by contacting Charter's Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable's website at http://ir.timewarnercable.com or by contacting Time Warner Cable's Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Charter's, Time Warner Cable's and Bright House's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "on track," "target," "opportunity," "tentative," "positioning," "designed," "create," "predict," "project," "seek," "would," "could," "continue," "ongoing," "upside," "increases," and "potential" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter's ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter's ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter's and Time Warner Cable's respective filings with the SEC, including Charter's and Time Warner Cable's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Charter and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.